

Mail Stop 7010

Via U.S. Mail and Facsimile

December 5, 2008

Mr. W. Edd Helms, Jr.
Chairman of the Board, President and Chief Executive Officer
Edd Helms Group, Inc.
17850 N.E. 5th Avenue
Miami, Florida 33162

> **Re: Edd Helms Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on November 10, 2008**
> **File No. 0-17978**
>
> **Schedule 13E-3**
> **Filed on November 10, 2008**
> **File No.: 5-40749**

Dear Mr. Helms:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the information statement.

Schedule 13E-3

1.   Under Item 3, please provide the information required by Item 1003(a) of Regulation M-A, including disclosure of each affiliate and the nature of the

affiliation.

2. Under Item 6(b), please disclose the information required by Item 1006(b) of Regulation M-A.

3. The Schedule 13E-3 as filed has not been signed. Please ensure that each filing person signs the Schedule 13E-3 including the company and file a copy on EDGAR with conformed signatures.

Information Statement on Schedule 14C

General

4. We note that the information contained in Item 3 of your Schedule 13E-3 is not provided in your preliminary information statement. Please revise to include this disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) of the Securities Exchange Act of 1934.

5. Please include the statement required by Item 2 of Schedule 14C in bold-faced type on the first page of the information statement.

6. Some of the disclosure that appears on pages 2-3 of the information statement is important (such as the deadline for the exercise of appraisal rights) and should be presented in question and answer or bullet point format so as to highlight the most material terms of the transaction. See Item 1001 of Regulation M-A. If you wish to include this textual disclosure as a separate section, consider relocating to a later part of the information statement.

Summary Term Sheet, page 5

7. In this section, inform shareholders what (if any) action they are required to take in connection with the reverse stock split. That is, since the Amendment has already been approved by written consent by the members of the Principal Group, what should shareholders do at this time? We note the form of "transmittal letter" attached as Appendix D. Must shareholders submit this letter in order to receive cash for their shares? Or will this happen automatically if they own less than 2000 shares? Please see our comments below concerning the treatment of record vs. beneficial ownership.

8. Please address whether a shareholder owning in the aggregate more than 2000 shares but holding the shares in several accounts with less than 2000 shares each will be cashed out unless he or she consolidates his or her accounts prior to the reverse split. In addition, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those

terms.

9. If the nominees holding for the account on individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

Effects of the Reverse Stock Split, page 8

10. Please fully explain the effects of the Rule 13e-3 transaction on the Company's affiliates as well as on unaffiliated security holders. See Item 1013(d) of Regulation M-A and corresponding Instruction 2. Please also revise your disclosure to include the effect that the reverse stock split will have upon each affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Purposes and Reasons for the Reverse Stock Split, page 8

11. You disclose that "the Board of Directors, the Company and each of the members of the Principal Group determined that a reverse stock split would be the preferred method of going private transaction because it has the highest likelihood of successful completion at the least cost." If the Company or members of the Principal Group considered alternative means to make the Company privately-held, briefly describe the alternatives and state the reasons for the rejection. See Item 1013(b) of Regulation M-A.

Fairness of the Reverse Stock Split, page 13

12. Please expand your disclosure to include a statement by each filing person as to whether that person believes the Rule 13E-3 transaction to be fair to unaffiliated shareholders, not just "those shareholders who are not part of the Principal Group." We note that such phrase includes certain affiliated shareholders, such as the Company's directors and officers. Refer to Item 1014(a) of Regulation M-A for guidance.

13. Each filing person on the Schedule 13E-3 must address the fairness of the reverse stock split on all unaffiliated shareholders, including those who will remain as shareholders of the Company going forward. Please revise.

14. Revise to specifically address the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A.

15. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in

reasonable detail. Please revise your disclosure accordingly. For example, expand your discussion of current and historical market prices and net book value of the Company's common stock and the going concern value and liquidation value of the Company to more fully support the basis of each filing person's belief that the transaction is fair. If any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. If the filing persons did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.

16. See the last comment above. You disclose that "based upon the foregoing value factors, and the fairness opinion provided by Florida Corporate Finance, dated September 2, 2008, the Board of Directors determined $0.40 per share to be a fair value to security holders." Please note that the discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A must be that of the Company and affiliates engaging in the transaction. To the extent the Board of Directors is relying on the analyses of Florida Corporate Finance to satisfy any of its Item 1014(b) disclosure obligations with respect to such factors, the Board must specifically adopt the analyses conducted by Florida Corporate Finance. Alternatively, the Board must revise the discussion of the factors considered in the context of reaching their fairness determination to expressly address such factors.

17. In the information statement, please provide the information required by Item 1015(b)(1)-(5) of Regulation M-A.

18. In addition, please quantify and explain in the information statement how Florida Corporate Finance determined the Company's enterprise value using each of the three valuation methods. Also disclose the per share price the enterprise value yielded and the discount rate Florida Corporate Finance used. Please summarize all of the bases that Florida Corporate Finance used in its fairness assessment, including the comparable companies analysis and identify these companies. See Item 1015(b)(6) of Regulation M-A. Disclose how the filing persons concluded the transaction consideration is fair based upon the resulting share prices from the analyses, especially in light of the fact that some of the yielded share prices are higher than $.40.

19. Please disclose the amount that you paid Florida Corporate Finance for their fairness opinion. See Item 1010(c) of Regulation M-A.

Reservation of Right to Abandon the Reverse Stock Split, page 20

20. Disclose how the board will make a determination, in its discretion, to abandon the reverse split before the proposed effective date if it determines that abandoning it is in the best interests of the company and the security holders. Disclose how the board will make such determination, including the factors upon which the decision would be based, and how it will provide notice to security holders.

Appraisal Rights of Dissenting Owners, page 20

21. In this section, include the date by which the notice of dissent must be provided to the Company (February 10, 2009).

Background Information Concerning Directors, page 21

22. Please revise to include the ages of the directors and officers and include the dates in Mr. Salvaggio's background information pursuant to Item 401 of Regulation S-K.

Appendix E – Fairness Opinion

23. Pages E-3 and E-6 of the fairness opinion refer to "pages 9 and 10" and "page 11 below," respectively, referring to information that does not appear in the opinion. Please revise or advise.

24. If the company or any of the filing persons provided the fairness advisor with non-public financial forecasts or projections in connection with its fairness analysis, such information must be disclosed. In addition, you must describe the material assumptions underlying any forecasts or projections and any limitations.

Security Ownership of Certain Beneficial Owners and Management, page 23

25. Please revise the table to include Messrs. Salvaggio and Goodson.

Appendix F - Form 10-KSB for the Year Ended May 31, 2008

26. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise page 11 of Appendix F accordingly.

27. We note that you filed your quarterly report for the quarter ended August 31, 2008 on Form 10-QSB. Please note that the small business forms and Regulation S-B were eliminated as of February 2008 and the grace period for using these forms ended in August. To the extent that you file further periodic reports or amend prior periodic reports prior to the time that you cease to be a public company, please file on Form 10-K and 10-Q.

Internal Control Over Financial Reporting, page 33

28. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.   Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In performing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

29. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Executive Compensation, page 38

30. It appears that you are using old executive compensation tables and disclosures which were revised in 2006. In the event that the company does not complete the going private transaction, in future filings, please comply with Item 402(n)(1) of Regulation S-K by including a "Total" column in the summary compensation table, include the "Outstanding Equity Awards At Fiscal Year-End" table pursuant to Item 402(p)(1) of Regulation S-K and include the "Director Compensation" table pursuant to Item 402(r)(1) of Regulation S-K.

Signature page, page 41

31. Please revise the signature page to conform to General Instruction C(2) of Form 10-K. The signature page should include the signature of the principal financial officer and identify the principal executive officer.

Exhibits

32. Please amend the filing to include your articles of incorporation and bylaws pursuant to Item 601(a) of Regulation S-K.

Closing

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Laz Schneider, Esq. (*via facsimile 954/523-2872*)
        Berger Singerman, P.A.
        350 East Las Olas Boulevard, Suite 1000
        Ft. Lauderdale, Florida 33301